Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2024

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The interim consolidated financial statements of FirstService Corporation, which include the interim consolidated balance sheet as at September 30, 2024 and the interim consolidated statements of earnings, comprehensive earnings, shareholders’ equity and cash flows for the three and nine month periods then ended are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on the best judgment of management.

These interim consolidated financial statements have not been audited or reviewed on behalf of the shareholders by the independent external auditors of the Company, PricewaterhouseCoopers LLP.

/s/ Scott Patterson	/s/ Jeremy Rakusin
Scott Patterson	Jeremy Rakusin
CEO	CFO

November 1, 2024

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2024	2023	2024	2023

Revenues (note 3)	$1,396,041	$1,117,109	$3,851,545	$3,255,288

Cost of revenues	936,573	756,561	2,587,613	2,211,088
Selling, general and administrative expenses	305,193	252,569	907,724	748,276
Depreciation	23,584	18,692	67,376	53,766
Amortization of intangible assets	17,825	14,454	50,065	40,296
Acquisition-related items (note 4)	(13,036)	1,274	(9,130)	5,032
Operating earnings	125,902	73,559	247,897	196,830

Interest expense, net	22,150	11,956	61,707	34,541
Other income, net (note 6)	(381)	(702)	(2,376)	(5,215)
Earnings before income tax	104,133	62,305	188,566	167,504
Income tax (note 8)	26,372	16,447	50,971	44,266
Net earnings	77,761	45,858	137,595	123,238

Non-controlling interest share of earnings (note 11)	7,756	4,406	11,985	10,215
Non-controlling interest redemption increment (note 11)	9,472	8,801	23,711	18,894
Net earnings attributable to Company	$60,533	$32,651	$101,899	$94,129

Net earnings per common share (note 12)

Basic	$1.34	$0.73	$2.27	$2.11
Diluted	$1.34	$0.73	$2.26	$2.10

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2024	2023	2024	2023

Net earnings	$77,761	$45,858	$137,595	$123,238

Foreign currency translation gain (loss)	1,233	(1,592)	(1,843)	(109)

Comprehensive earnings	78,994	44,266	135,752	123,129

Less: Comprehensive earnings attributable to non-controlling interests	17,228	13,207	35,696	29,109

Comprehensive earnings attributable to Company	$61,766	$31,059	$100,056	$94,020

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2024	December 31, 2023
Assets
Current Assets
Cash and cash equivalents	$217,679	$187,617
Restricted cash	18,369	19,260
Accounts receivable, net of allowance of $23,493 (December 31, 2023 - $19,563)	913,451	842,236
Income tax recoverable	14,421	8,809
Inventories (note 7)	287,079	246,192
Prepaid expenses and other current assets	71,765	56,888
	1,522,764	1,361,002

Other receivables	3,987	4,238
Other assets	24,814	30,180
Fixed assets	246,314	204,188
Operating lease right-of-use assets (note 5)	249,470	218,299
Intangible assets	741,084	628,011
Goodwill	1,329,131	1,179,825
	2,594,800	2,264,741
	$4,117,564	$3,625,743

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$172,610	$143,347
Accrued liabilities	349,393	327,736
Income taxes payable	5,065	1,470
Unearned revenues	193,384	178,587
Operating lease liabilities - current (note 5)	52,298	50,898
Long-term debt - current (note 9)	41,983	37,132
Contingent acquisition consideration - current (note 10)	26,176	31,604
	840,909	770,774

Long-term debt - non-current (note 9)	1,252,670	1,144,975
Operating lease liabilities - non-current (note 5)	221,328	183,923
Contingent acquisition consideration (note 10)	41,622	31,874
Unearned revenues	21,494	21,380
Other liabilities	70,428	62,684
Deferred income tax	93,567	53,024
	1,701,109	1,497,860
Redeemable non-controlling interests (note 11)	426,998	332,963

Shareholders' equity	1,148,548	1,024,146
	$4,117,564	$3,625,743

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2023	44,682,427	$855,817	$95,220	$77,480	$(4,371)	$1,024,146
Net earnings	-	-	-	6,308	-	6,308
Other comprehensive loss	-	-	-	-	(2,140)	(2,140)

Common Shares:
Stock option expense	-	-	6,908	-	-	6,908
Stock options exercised	294,362	32,036	(7,075)	-	-	24,961
Dividends	-	-	-	(11,218)	-	(11,218)
Balance, March 31, 2024	44,976,789	$887,853	$95,053	$72,570	$(6,511)	$1,048,965
Net earnings	-	-	-	35,058	-	35,058
Other comprehensive loss	-	-	-	-	(936)	(936)

Subsidiaries’ equity transactions	-	-	(1,344)	-	-	(1,344)
Common Shares:
Stock option expense	-	-	7,019	-	-	7,019
Stock options exercised	35,000	5,029	(1,042)	-	-	3,987
Dividends	-	-	-	(11,279)	-	(11,279)
Balance, June 30, 2024	45,011,789	$892,882	$99,686	$96,349	$(7,447)	$1,081,470
Net earnings	-	-	-	60,533	-	60,533
Other comprehensive gain	-	-	-	-	1,233	1,233

Common Shares:
Stock option expense	-	-	5,699	-	-	5,699
Stock options exercised	97,832	13,769	(2,875)	-	-	10,894
Dividends	-	-	-	(11,281)	-	(11,281)
Balance, September 30, 2024	45,109,621	$906,651	$102,510	$145,601	$(6,214)	$1,148,548

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2022	44,226,493	$813,029	$83,007	$17,347	$(5,917)	$907,466
Net earnings	-	-	-	16,118	-	16,118
Other comprehensive earnings	-	-	-	-	47	47

Common Shares:
Stock option expense	-	-	7,157	-	-	7,157
Stock options exercised	323,724	27,394	(5,818)	-	-	21,576
Dividends	-	-	-	(10,154)	-	(10,154)
Balance, March 31, 2023	44,550,217	$840,423	$84,346	$23,311	$(5,870)	$942,210
Net earnings	-	-	-	45,360	-	45,360
Other comprehensive earnings	-	-	-	-	1,436	1,436

Common Shares:
Stock option expense	-	-	5,347	-	-	5,347
Stock options exercised	42,600	5,155	(1,111)	-	-	4,044
Dividends	-	-	-	(10,011)	-	(10,011)
Balance, June 30, 2023	44,592,817	$845,578	$88,582	$58,660	$(4,434)	$988,386
Net earnings	-	-	-	32,651	-	32,651
Other comprehensive loss	-	-	-	-	(1,592)	(1,592)

Common Shares:
Stock option expense	-	-	3,957	-	-	3,957
Stock options exercised	39,810	4,873	(1,055)	-	-	3,818
Dividends	-	-	-	(10,030)	-	(10,030)
Balance, September 30, 2023	44,632,627	$850,451	$91,484	$81,281	$(6,026)	$1,017,190

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
Cash provided by (used in)

Operating activities
Net earnings	$77,761	45,858	$137,595	$123,238

Items not affecting cash:
Depreciation and amortization	41,409	33,146	117,441	94,062
Deferred income tax	(2,265)	55	(6,814)	(636)
Stock-based compensation	5,699	3,957	19,626	16,461
Other	(12,854)	1,077	(12,397)	(429)

Changes in non-cash working capital:
Accounts receivable	(17,343)	45,576	(19,983)	(76,777)
Inventories	(26,178)	(18,789)	(28,328)	(16,183)
Prepaid expenses and other current assets	(505)	5,146	(8,223)	(4,288)
Payables and accruals	30,635	(29,489)	7,353	(18,497)
Unearned revenues	(27,023)	(8,933)	(1,023)	46,269
Other liabilities	7,675	6,361	13,063	6,694
Contingent acquisition consideration	-	-	(19,355)	-
Net cash provided by operating activities	77,011	83,965	198,955	169,914

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(4,016)	(19,366)	(158,665)	(112,816)
Purchases of fixed assets	(26,560)	(23,465)	(80,882)	(67,669)
Other investing activities	3,715	(1,496)	2,715	(240)
Net cash used in investing activities	(26,861)	(44,327)	(236,832)	(180,725)

Financing activities
Increase in long-term debt	272	1,804	337,000	136,849
Repayment of long-term debt	(37,036)	(31,000)	(237,036)	(81,000)
Purchases of non-controlling interests, net	(3,963)	(564)	(25,405)	(4,174)
Contingent acquisition consideration	(1,107)	(7,326)	(7,265)	(15,802)
Proceeds received on exercise of options	10,894	3,818	39,842	29,438
Dividends paid to common shareholders	(11,253)	(10,033)	(32,551)	(29,013)
Distributions paid to non-controlling interests	(3,267)	(2,450)	(7,737)	(6,922)
Net cash provided by (used in) financing activities	(45,460)	(45,751)	66,848	29,376

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(151)	577	200	(27)

Increase (decrease) in cash, cash equivalents and restricted cash	4,539	(5,536)	29,171	18,538

Cash, cash equivalents and restricted cash, beginning of period	231,509	183,422	206,877	159,348

Cash, cash equivalents and restricted cash, end of period	$236,048	177,886	$236,048	$177,886

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through company-owned locations and franchise networks. The principal brands in this division include First Onsite Property Restoration, Paul Davis Restoration, Roofing Corp of America, Century Fire Protection, California Closets, CertaPro Painters, Floor Coverings International, and Pillar to Post Home Inspectors.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2024 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2024 and 2023. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

3.       REVENUE RECOGNITION – Disaggregated revenues are as follows:

	Three months		Nine months
	ended September 30		ended September 30
	2024	2023	2024	2023
Revenues

FirstService Residential	$559,585	$537,828	$1,613,213	$1,500,542
FirstService Brands company-owned	777,966	523,024	2,073,704	1,595,366
FirstService Brands franchisor	55,925	54,448	158,289	154,507
FirstService Brands franchise fee	2,565	1,809	6,339	4,873

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at September 30, 2024, the aggregate amount of backlog was $989,049 (December 31, 2023 - $838,335). The Company expects to recognize revenue on the majority of the remaining backlog over the next 12 months.

The majority of current unearned revenues as at September 30, 2024 are expected to be recognized into income over the next 12 months.

4.       ACQUISITIONS – During the nine months ended September 30, 2024, the Company completed seven acquisitions, two in the FirstService Residential segment and five in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired two property management firms operating in Tampa, Florida and San Francisco, California, respectively. Within the FirstService Brands segment, the Company acquired an independent restoration company located in Atlanta, Georgia, as well as two fire protection companies operating in Birmingham, Alabama and Asheboro, North Carolina, respectively. Also, within the FirstService Brands segment, the Company acquired two commercial roofing companies headquartered in Fort Myers, Florida and Malabar, Florida, respectively. The acquisition date fair value of consideration transferred was as follows: cash of $158,665 (net of cash acquired of $24,732), and contingent consideration of $42,885.

During the nine months ended September 30, 2023, the Company completed eight acquisitions for cash consideration of $112,816, $12,625 paid in escrow just prior to December 31, 2022, and contingent consideration of $9,062.

“Acquisition-related items” included both transaction costs and contingent acquisition consideration fair value adjustments. Acquisition-related transaction costs for the nine months ended September 30, 2024 totaled $3,296 (2023 - $1,892). Also included in acquisition-related items was a reversal of $12,426 related to contingent acquisition consideration fair value adjustments (2023 - increase of $3,140).

The purchase price allocations for certain transactions completed in the last nine months are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase price method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations determined at the time of acquisition during the nine months ended September 30, 2024.

Except for where arrangements represent compensation for the benefit of the Company, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2024 was $67,798 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $58,422 to a maximum of $68,732. The contingencies will expire during the period extending to May 2026. During the nine months ended September 30, 2024, $26,620 was paid with reference to such contingent consideration (2023 - $15,802).

5.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 15 years, some of which may include options to extend the leases for up to 15 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the nine months ended September 30, 2024 was $47,882 (2023 - $40,006).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, nine months ended September 30	2024

Cash paid for amounts included in the measurement of operating lease liabilities	$44,392
Right-of-use assets obtained in exchange for operating lease obligation	$82,042

6.       OTHER INCOME - Other income is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023

Gain on sale of building asset	$-	$-	$-	$(4,351)
Other expense (income), net	(381)	(702)	(2,376)	(864)
	$(381)	$(702)	$(2,376)	$(5,215)

During the second quarter of the prior year, the Company sold a building in South Florida for proceeds of $7,350. The pre-tax gain on the sale was $4,351. The sale was in the FirstService Residential segment.

7.       INVENTORIES - Inventories are comprised of the following:

	September 30,	December 31,
	2024	2023

Work-in-progress	$221,380	$181,751
Finished Goods	22,086	26,350
Supplies and other	43,613	38,091
	$287,079	$246,192

8.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2024 reflected an effective tax rate of 27% (2023 - 26%) relative to the statutory rate of approximately 27% (2023 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in certain jurisdictions, as well as taxable permanent differences.

9.       LONG-TERM DEBT – The Company has $30,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025.

In February 2022, the Company entered into a second amended and restated credit agreement (“Credit Agreement”) with a syndicate of lenders. The Credit Agreement provides for a committed multi-currency revolving credit facility of US$1.25 billion on an unsecured basis. The Credit Agreement has a term ending February 2027, and bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The Credit Agreement replaced the Company’s previous $450,000 revolving credit facility and $440,000 term loan (drawn in a single advance) that were set to mature in January 2023 and June 2024, respectively. In December 2023, the Company exercised the Credit Agreement’s $250,000 accordion feature to fund its acquisition of Roofing Corp of America, which brought the total borrowing capacity of the Credit Agreement to US$1.25 billion.

In September 2022 (and as amended in April 2024 as noted below), the Company entered into two revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $550,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $250,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facility with Prudential has a term ending September 29, 2025, and the facility with New York Life has a term ending April 3, 2027. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually. In April 2024, the facility with New York Life was amended to increase the potential financing capacity by $100,000, to the current $250,000, and to extend the term of the New York Life facility from September 29, 2025 to the current April 3, 2027. The Company has the ability to issue incremental Note tranches under the facilities, subject to acceptance by New York Life or Prudential, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance.

In January 2024, the Company issued, on a private placement basis to New York Life, $50,000 of 5.48% Notes, which are due in full on January 30, 2029, as well as $25,000 of 5.60% Notes, which are due in full on January 30, 2031, both with interest payable semi-annually. Also in January 2024, the Company issued, on a private placement basis to Prudential, $50,000 of 5.64% Notes, which are due in full on January 30, 2031, with interest payable semi-annually.

The indebtedness under the Credit Agreement, the Senior Notes, and the Notes rank equally in terms of seniority. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

10.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2024:

		Fair value measurements at September 30, 2024

	Carrying value at
	September 30, 2024	Level 1	Level 2	Level 3

Contingent consideration liability	$67,798	$-	$-	$67,798
Interest rate swap liability	1,676	-	1,676	-

The Company has two interest rate swaps in place to exchange the floating interest rate on $200,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap liability was calculated through discounting future expected cash flows using the appropriate prevailing interest rate swap curve adjusted for credit risk. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2024

Balance, January 1	$63,478
Amounts recognized on acquisitions	42,885
Fair value adjustments	(12,426)
Resolved and settled in cash	(26,620)
Other	481
Balance, September 30	$67,798

Less: Current portion	26,176
Non-current portion	$41,622

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 2 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.0% to 4.5%).

	September 30, 2024		December 31, 2023
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$3,987	$3,987	$4,238	$4,238
Long-term debt	1,294,653	1,312,471	1,182,107	1,183,854

11.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2024

Balance, January 1	$332,963
RNCI share of earnings	11,985
RNCI redemption increment	23,711
Distributions paid to RNCI	(7,737)
Purchases of interests from RNCI, net	(25,405)
RNCI recognized on business acquisitions	89,874
Other	1,607
Balance, September 30	$426,998

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of September 30, 2024 was $382,826. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at September 30, 2024, approximately 2,100,000 such shares would be issued; this would be accretive to net earnings per Common Share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment or decrement.

12.       NET EARNINGS PER COMMON SHARE – The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2024	2023	2024	2023

Basic shares	45,047	44,613	44,961	44,529
Assumed exercise of Company stock options	289	240	202	243
Diluted shares	45,336	44,853	45,163	44,772

13.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a three-to-five-year term, expires five to six years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at September 30, 2024, there were 1,350,240 options available for future grants. A portion of the options outstanding will vest upon the Company achieving a certain threshold percentage of Adjusted Earnings per Share compounded annual growth over specified measurement periods.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended September 30, 2024 (2023 – nil). The Company estimates the probability of achievement of performance conditions at each reporting period and reflects the estimates in the number of options expected to vest with any changes recognized through stock-based compensation expense. Stock option activity for the nine months ended September 30, 2024 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	2,420,749	$133.65
Granted	568,500	164.15
Exercised	(427,194)	93.26
Shares issuable under options - End of period	2,562,055	$147.15	2.74	$90,464
Options exercisable - End of period	1,100,620	$139.52	1.71	$47,258

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2024 was $19,626 (2023 - $16,461). As of September 30, 2024, there was $33,742 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2024, the fair value of options vested was $17,156 (2023 - $15,695).

14.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.       SEGMENTED INFORMATION – The Company has two reportable operating segments and Corporate. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2024
Revenues	$559,585	$836,456	$-	$1,396,041
Depreciation and amortization	8,871	32,516	22	41,409
Operating earnings	49,059	87,064	(10,221)	125,902

2023
Revenues	$537,828	$579,281	$-	$1,117,109
Depreciation and amortization	9,919	23,204	23	33,146
Operating earnings	49,001	33,935	(9,377)	73,559

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2024
Revenues	$1,613,213	$2,238,332	$-	$3,851,545
Depreciation and amortization	27,067	90,306	68	117,441
Operating earnings	124,824	160,171	(37,098)	247,897

2023
Revenues	$1,500,542	$1,754,746	$-	$3,255,288
Depreciation and amortization	24,741	69,252	69	94,062
Operating earnings	120,908	105,865	(29,943)	196,830

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended September 30

2024
Revenues	$1,211,888	$184,153	$1,396,041
Total long-lived assets	2,139,117	426,882	2,565,999

2023
Revenues	$978,913	$138,196	$1,117,109
Total long-lived assets	1,460,875	308,897	1,769,772

	United States	Canada	Consolidated

Nine months ended September 30

2024
Revenues	$3,373,181	$478,364	$3,851,545

2023
Revenues	$2,822,459	$432,829	$3,255,288

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Nine Month Period Ended September 30, 2024

(in US dollars)

November 1, 2024

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2024 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2023. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2024 and up to and including November 1, 2024.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR+ at www.sedarplus.ca and on the US Securities and Exchange Commission website at www.sec.gov.

Results of operations - three months ended September 30, 2024

Revenues for our third quarter were $1.40 billion, 25% higher than the comparable prior year quarter.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $160.0 million, up from $111.9 million reported in the prior year quarter. Our Adjusted EBITDA margin was 11.5% of revenues versus 10.0% of revenues in the prior year quarter. Operating earnings for the third quarter were $125.9 million, compared to $73.6 million in the prior year quarter. Our operating earnings margin was 9.0% of revenues versus 6.6% of revenues in the prior year quarter.

Depreciation and amortization expense totalled $41.4 million, relative to $33.1 million in the prior year, with the increase primarily related to recently acquired operations in both our FirstService Residential and FirstService Brands segments.

Acquisition-related items in the quarter was $13.0 million of recovery versus $1.3 million of expense in the prior year quarter, with the current quarter impacted by significant contingent acquisition consideration fair value adjustments related to certain contingent upside earn-out structures in connection with recently completed acquisitions in the FirstService Brands segment.

Net interest expense was $22.2 million, up from $12.0 million recorded in the prior year quarter, with the difference primarily attributable to a higher cost of debt, as well as the increase in our average outstanding debt.

The consolidated income tax rate for the quarter was 25% of earnings before income tax, versus 26% in the prior year quarter, and relative to the statutory rate of 27% in both periods. The effective tax rate for the full year is expected to be approximately 27%.

Net earnings for the quarter were $77.8 million, versus $45.9 million in the prior year quarter, with the increase primarily attributable to higher profitability in the FirstService Brands segment, partially offset by increased interest expense.

The non-controlling interest (“NCI”) share of earnings was $7.8 million for the third quarter, relative to $4.4 million in the prior period, with the increase due to higher earnings from non-wholly owned operations.

The FirstService Residential segment reported revenues of $559.6 million for the third quarter, up 4% versus the prior year, including organic growth of 3%. Top-line growth moderated compared to recent quarters due to tempered fees and reduced service scope in the face of budgetary pressures impacting our community association clients in certain markets. Adjusted EBITDA was $58.6 million, or 10.5% of revenues, versus $56.6 million, or 10.5% of revenues, in the prior year quarter. Operating earnings were $49.1 million, or 8.8% of revenues, versus $49.0 million, or 9.1% of revenues, for the third quarter of last year.

Third quarter revenues at our FirstService Brands segment were $836.5 million, up 44% relative to the prior year quarter. Strong organic growth of 10% was primarily due to robust activity levels at our restoration operations arising from local weather events and large-loss claims across North America. The recent addition of our Roofing Corp of America operations contributed to the balance of growth in the segment. Adjusted EBITDA for the quarter was $105.8 million, or 12.6% of revenues, versus $60.7 million, or 10.5% of revenues, in the prior year quarter. Operating earnings for the third quarter were $87.1 million, or 10.4% of revenues, versus $33.9 million, or 5.9% of revenues, in the prior year quarter. Adjusted EBITDA margin expansion was driven by operating leverage from the strong top-line restoration growth, as well as improved margins at our home services brands which benefited from both reduced promotional initiatives and realized operating efficiencies. The further increase in the Operating Earnings margin performance resulted from contingent acquisition consideration fair value adjustments related to certain recently completed acquisitions.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, were $4.4 million, relative to $5.3 million in the prior year quarter. Corporate costs for the current quarter were $10.2 million in the quarter versus $9.4 million in the prior year quarter.

Results of operations - nine months ended September 30, 2024

Revenues for the nine months ended September 30, 2024 were $3.85 billion, 18% higher than the comparable prior year period.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $375.8 million, up from $312.4 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 9.8% of revenues versus 9.6% of revenues in the prior year. Operating earnings for the period were $247.9 million, versus $196.8 million in the prior year. Our operating earnings margin was 6.4% of revenues versus 6.0% of revenues in the prior year period.

Depreciation and amortization expense totalled $117.4 million, relative to $94.1 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Acquisition-related items for the nine-month period was $9.1 million of recovery versus $5.0 million of expense in the prior year. The current year-to-date period was impacted by contingent acquisition consideration fair value adjustments related to certain contingent upside earn-out structures in connection with recently completed acquisitions in the FirstService Brands segment.

Net interest expense was $61.7 million, up from $34.5 million recorded in the prior year period, with the difference primarily attributable to a higher cost of debt and an increase in our average outstanding debt.

Other income was $2.4 million versus $5.2 million in the prior year. Other income in the prior year period included a pre-tax gain of $4.4 million from the sale of a building located in South Florida within the FirstService Residential segment.

Our consolidated income tax rate for the nine-month period was 27%, versus 26% in the prior year-to-date period, and relative to the statutory rate of 27% in both periods.

Net earnings for the nine-month period were $137.6 million, up from $123.2 million in the prior year period, and was driven by increased profitability in both the FirstService Residential and FirstService Brands segments, partially offset by higher interest costs.

The RNCI redemption increment for the period was $23.7 million, versus $18.9 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

Our FirstService Residential segment reported revenues of $1.61 billion for the nine-month period, up 8% over the prior year period, including 6% organic growth. The organic top-line growth was driven by new property management contract wins across various markets. Adjusted EBITDA was $153.3 million, or 9.5% of revenues, up from $144.3 million, or 9.6% of revenues, in the prior year period. Operating earnings were $124.8 million, or 7.7% of revenues, for the nine-month period, relative to $120.9 million, or 8.1% of revenues, in the prior year period. The decrease in Operating Earnings margin was due to higher amortization expense in connection with recently completed tuck-under acquisitions.

Year-to-date revenues at FirstService Brands were $2.24 billion, an increase of 28% relative to the prior year period. Revenue growth was driven by solid organic growth at Century Fire Protection, as well as contribution from our Roofing Corp of America acquisition. Segment revenues declined 1% on an organic basis, versus the prior year period, which benefited from significant weather-related claims activity at our restoration businesses. Adjusted EBITDA for the period was $238.8 million, or 10.7% of revenues, up from $181.3 million, or 10.3% of revenues, in the prior year period. Operating earnings were $160.2 million, or 7.2% of revenues, versus $105.9 million, or 6.0% of revenues, in the prior year. The significant increase in Operating Earnings margin was due to contingent acquisition consideration fair value adjustments related to certain recently completed acquisitions.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, for the nine-month period were $16.2 million versus $13.2 million in the prior year period. Corporate costs were $37.1 million, compared to $29.9 million in the prior year, with the increase primarily due to the impact of foreign exchange, as well as higher stock-based compensation expense.

Summary of quarterly results

The following table sets forth FirstService’s quarterly consolidated results of operations data for each of the eleven most recent quarters. The information in the table below has been derived from FirstService’s interim consolidated financial statements (except for other data which is non-GAAP), that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2024
Revenues	$1,158,045	1,297,459	1,396,041
Operating earnings	38,058	83,937	125,902
Net earnings per share
Basic	0.14	0.78	1.34
Diluted	0.14	0.78	1.34

YEAR ENDED DECEMBER 31, 2023
Revenues	$1,018,445	$1,119,734	$1,117,109	$1,079,260
Operating earnings	40,950	82,321	73,559	48,062
Net earnings per share
Basic	0.36	1.02	0.73	0.14
Diluted	0.36	1.01	0.73	0.14

YEAR ENDED DECEMBER 31, 2022
Revenues	$834,572	$930,707	$960,455	$1,020,101
Operating earnings	29,046	59,813	62,709	67,458
Net earnings per share
Basic	0.32	0.78	0.77	0.86
Diluted	0.32	0.78	0.77	0.86

OTHER DATA
Adjusted EBITDA - 2024	$83,373	$132,487	$159,974
Adjusted EBITDA - 2023	82,096	118,353	111,936	$103,343
Adjusted EBITDA - 2022	62,338	91,346	95,501	102,547
Adjusted EPS - 2024	0.67	1.36	1.63
Adjusted EPS - 2023	0.85	1.46	1.25	1.11
Adjusted EPS - 2022	0.73	1.12	1.17	1.22

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain home improvement brands, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically can result in higher revenues and earnings in any given reporting quarter.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense, net; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2024	2023	2024	2023

Net earnings	$77,761	$45,858	$137,595	$123,238
Income tax	26,372	16,447	50,971	44,266
Other income, net	(381)	(702)	(2,376)	(5,215)
Interest expense, net	22,150	11,956	61,707	34,541
Operating earnings	125,902	73,559	247,897	196,830
Depreciation and amortization	41,409	33,146	117,441	94,062
Acquisition-related items	(13,036)	1,274	(9,130)	5,032
Stock-based compensation expense	5,699	3,957	19,626	16,461
Adjusted EBITDA	$159,974	$111,936	$375,834	$312,385

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, September 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$49,059	$87,064	$(10,221)
Depreciation and amortization	8,871	32,516	22
Acquisition-related items	660	(13,814)	118
Stock-based compensation expense	—	—	5,699
Adjusted EBITDA	$58,590	$105,766	$(4,382)

Three months ended, September 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$49,001	$33,935	$(9,377)
Depreciation and amortization	9,919	23,204	23
Acquisition-related items	(2,345)	3,553	66
Stock-based compensation expense	—	—	3,957
Adjusted EBITDA	$56,575	$60,692	$(5,331)

Nine months ended, September 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$124,824	$160,171	$(37,098)
Depreciation and amortization	27,067	90,306	68
Acquisition-related items	1,385	(11,685)	1,170
Stock-based compensation expense	—	—	19,626
Adjusted EBITDA	$153,276	$238,792	$(16,234)

Nine months ended, September 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$120,908	$105,865	$(29,943)
Depreciation and amortization	24,741	69,252	69
Acquisition-related items	(1,368)	6,167	233
Stock-based compensation expense	—	—	16,461
Adjusted EBITDA	$144,281	$181,284	$(13,180)

(1) Corporate is not an operating segment, but rather represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2024	2023	2024	2023

Net earnings	$77,761	$45,858	$137,595	$123,238
Non-controlling interest share of earnings	(7,756)	(4,406)	(11,985)	(10,215)
Acquisition-related items	(13,036)	1,274	(9,130)	5,032
Amortization of intangible assets	17,825	14,454	50,065	40,296
Stock-based compensation expense	5,699	3,957	19,626	16,461
Income tax on adjustments	(6,821)	(4,787)	(20,210)	(14,757)
Non-controlling interest on adjustments	97	(321)	(487)	(852)
Adjusted net earnings	$73,769	$56,029	$165,474	$159,203

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2024	2023	2024	2023

Diluted net earnings per share	$1.34	$0.73	$2.26	$2.10
Non-controlling interest redemption increment	0.21	0.20	0.52	0.42
Acquisition-related items	(0.28)	0.03	(0.20)	0.11
Amortization of intangible assets, net of tax	0.27	0.23	0.77	0.66
Stock-based compensation expense, net of tax	0.09	0.06	0.31	0.27
Adjusted earnings per share	$1.63	$1.25	$3.66	$3.56

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2024 was $199.0 million, up from $169.9 million in the prior year period. The year-over-year increase in cash flow was primarily driven by increased profitability in the FirstService Brands segment. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2024, capital expenditures were $80.9 million, up from $67.7 million in the prior year period. Current year investments include service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system improvements in both segments. Based on our current operations, total capital expenditures for the year ending December 31, 2024 are expected to be approximately $115 million.

In October 2024, we paid a quarterly dividend of $0.25 per share on the Common Shares in respect of the quarter ended September 30, 2024.

Net indebtedness as at September 30, 2024 was $1.08 billion, versus $994.5 million at December 31, 2023. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at September 30, 2024 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $137.6 million of available undrawn credit as of September 30, 2024.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $67.8 million as at September 30, 2024 ($63.5 million as at December 31, 2023) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to May 2026. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.

The following table summarizes our contractual obligations as at September 30, 2024:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,264,673	$30,000	$1,049,673	$50,000	$135,000
Interest on long-term debt	171,106	68,169	71,615	17,541	13,781
Capital lease obligations	29,980	8,769	16,565	4,634	12
Contingent acquisition consideration	67,798	26,176	41,622	—	—
Operating leases	342,769	62,994	114,118	74,545	91,112

Total contractual obligations	$1,876,326	$196,108	$1,293,593	$146,720	$239,905

At September 30, 2024, we had commercial commitments totaling $29.9 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2024	2023

FirstService Residential	$72,483	$72,140
FirstService Brands	310,343	221,771
	$382,826	$293,911

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2024, the RNCI recorded on the balance sheet was $427.0 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2024 would be $0.55, and the accretion to adjusted EPS would be $0.02.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2023.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have two interest swaps in place to exchange the floating interest rate on $200 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2024 was $5.0 million (2023 - $3.3 million).

As at September 30, 2024, the Company had $5.3 million of loans receivable from minority shareholders (December 31, 2023 - $6.6 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 45,131,921 Common Shares. In addition, as at the date hereof, 2,539,755 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2024 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business and roofing business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	The outbreak of epidemics or pandemics or other health crises could result in volatility and disruptions in the supply and demand for our products and services, global supply chains and financial markets.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.